Exhibit 99.1

Investor News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.fmc-ag.com

October 24, 2014

Fresenius Medical Care successfully places senior notes

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA (the “company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, successfully placed U.S. dollar senior unsecured notes in the amount of $500 million due 2020 with a coupon of 4.125% and in the amount of $400 million due 2024 with a coupon of 4.75% (together “the senior notes”). Net proceeds are intended to be used to repay short-term borrowings under the 2012 Credit Agreement as well as other short term debt, and for acquisitions and general corporate purposes. The senior notes were issued at par by Fresenius Medical Care US Finance II, Inc., a wholly owned subsidiary of the company.

The senior notes were offered through a private placement to qualified institutional investors and will be guaranteed jointly and severally by the company and its subsidiaries, Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland GmbH.

The senior notes will not be registered under the U.S. Securities Act of 1933. The senior notes were offered in the U.S. to “qualified institutional buyers” (QIBs) pursuant to the exemption from registration under Rule 144A of the Securities Act, and in exempted offshore transactions pursuant to Regulation S under the Securities Act. The senior notes may not be offered or sold in the U.S. unless registered under the Securities Act or pursuant to an applicable exemption from registration requirements.

Application has been made for admission of the senior notes to trading on the regulated market of the Luxembourg Stock Exchange.

About Fresenius Medical Care

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.5 million individuals worldwide. Through its network of 3,335 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 280,942 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

The information contained in this release may not be issued or distributed in or into South Africa, Australia or Japan and does not constitute an offer to sell nor an invitation to subscribe for, underwrite or otherwise acquire securities in South Africa,  Australia or Japan.

This release does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any securities of Fresenius Medical Care US Finance II, Inc. or Fresenius Medical Care or any present or future member of its group nor should it or any part of it form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any securities of Fresenius Medical Care US Finance II, Inc. or Fresenius Medical Care or any member of its group. In particular, this release is not an offer to sell or a solicitation of offers to purchase any securities in the United States of America including its territories and possessions, and securities of Fresenius Medical Care US Finance II, Inc. and Fresenius Medical Care may not be offered or sold in the United States of America or to United States persons absent registration under the Securities Act of 1933, as amended, or pursuant to an applicable exemption from registration.

This announcement is not a prospectus within the meaning of the European Union Prospectus Directive. Investors should base any decision to purchase or subscribe for any securities referred to in this announcement only on the basis of information in the prospectus issued by the company in connection with the offering of such securities in Luxembourg and Germany. Copies of the prospectus will be available to investors in Luxembourg and Germany free of charge from Fresenius Medical Care AG & Co. KGaA at Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.